UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE


Mail Stop 03-08

October 18, 2005

Tom S. Kusumoto
Chief Executive Officer and Chief Financial Officer
Black Mountain Capital Corporation
Suite 613, 375 Water Street
Vancouver, British Columbia, Canada V6B 5C6

	Re: 	Black Mountain Capital Corporation
		Form 20-F for the Fiscal Year Ended December 31, 2004 Form 6-K for the Fiscal Quarter Ended March 31, 2005 File No. 0-13966

Dear Mr. Kusumoto:

	We have reviewed the responses in your letter filed on September
21, 2005 and have the following additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*	*	*	*

Form 20-F for the Fiscal Year Ended December 31, 2004

General

1. In your response to comments 1, 2, and 10, you state, "We note your comment." Please confirm that you will revise your disclosure in future filings and show us what your revision will look like.

Note 4.  Loan and Receivables, page 36

2. We note your response to comment 8 in your letter dated
September
21, 2005. We are still unclear how you accounted for the difference between the fair value of the asset received and the fair value of the loan written down for the receipt of the common shares of a public U.S. company with a market value of $306,530 for a loan receivable previously written down during the 2002 fiscal year in the amount of $108,065. Please refer to paragraph 18 of APB No. 29 in your response.

*	*	*	*

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3841
with any other questions.

Sincerely,



Michael Moran
Branch Chief
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Mr. Tom S. Kusumoto
Black Mountain Capital Corporation
October 18, 2005
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